UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, August 17, 2020.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira

Superintendence of Listings and Monitoring of Issuers (Superintendência de Listagem e Supervisão de Emissores)

c.c.: Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 578/2020-SLS

Dear Sirs,

In compliance with the Official Letter B3 578/2020–SLS from B3 S.A. – Brasil, Bolsa, Balcão (“B3“), dated August 17, 2020, transcribed below, in which Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) was asked to provide clarifications about an alleged bankruptcy request submitted by Igor de Araujo against the Company, as published by the newspaper Valor Econômico on August 17, 2020, the Company hereby clarifies as follows:

“Dear Sirs,

We request that you provide clarifications by 12:00 p.m. on August 17, 2020, without prejudice to the provisions of the sole paragraph of article 6 of CVM Instruction No. 358/02, regarding the request for the company’s bankruptcy, which has been submitted by Igor de Araújo, as published in a specific column of the newspaper Valor Econômico on August 17, 2020, as well as other information considered important, including the amounts involved and the steps being taken to remedy such situation.”

In compliance with such Official Letter, Oi clarifies that it has no knowledge of the bankruptcy request in question and reiterates that it has been duly fulfilling its payment obligations, especially those set forth in its Judicial Reorganization Plan, there being no history of problems related to any delays or noncompliance with such obligations among a universe of almost 40 thousand creditors.

Oi further reiterates its commitment to keep its shareholders and the market timely informed about any material aspect of its activities and businesses that it becomes aware of.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any additional clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer